


SEC MAIL PROCESSING
RECEIVED
OCT 24 2005
WASH. D.C.
192
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

CIK ~~#0001283557~~ 1243106
Registrant CIK Number

Form 8-K to be filed no later than October 24, 2005
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-125422~~ 333-106323
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: **/s/ Baron Silverstein**
Name: Baron Silverstein
Title: Vice President

Dated: October 24, 2005

EXHIBIT INDEX

Exhibit

P	99.1	Certain Computational Materials Prepared by the Underwriter in Connection with Bear Stearns Asset Backed Securities I Trust 2005-CL1, Asset-Backed Certificates, Series 2005-CL1 (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$288,651,000 (Approximate)

Ellington Mortgage Loan Trust 2005-1
Issuer

Asset-Backed Certificates, Series 2005-1

Bear Stearns Asset Backed Securities I LLC
Depositor

LaSalle Bank National Association
Master Servicer and Securities Administrator

Ocwen Loan Servicing, LLC
Servicer

Citibank, N.A.
Trustee

September 27, 2005

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$288,651,000 (Approximate)
Ellington Mortgage Loan Trust 2005-1
Asset-Backed Certificates, Series 2005-1

Bear Stearns Asset Backed Securities I LLC
Depositor

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Fitch/S&P
Class A-1	$142,421,000	Floating	[1.000]	0	27	[08/25/16]	AAA / AAA
Class A-2	116,344,000	Floating	[4.700]	26	62	[09/25/34]	AAA / AAA
Class M-1	11,954,000	Floating	[4.929]	37	51	[09/25/34]	AA+ / AA+
Class M-2	5,540,000	Floating	[4.913]	37	51	[09/25/34]	AA / AA
Class M-3	3,353,000	Floating	[4.907]	36	52	[09/25/34]	AA- / AA-
Class M-4	1,749,000	Floating	[4.894]	36	52	[09/25/34]	A+ / A+
Class M-5	1,458,000	Floating	[4.894]	36	52	[09/25/34]	A / A
Class M-6	1,458,000	Floating	[4.894]	36	52	[09/25/34]	A- / A-
Class M-7	1,458,000	Floating	[4.822]	36	52	[09/25/34]	BBB+ / BBB+
Class M-8	1,458,000	Floating	[4.625]	36	44	[09/25/34]	BBB / BBB
Class M-9	1,458,000	Floating	[4.260]	36	33	[09/25/34]	BBB- / BBB-
Class M-10	1,457,000	Floating	[3.441]	36	Not offered	hereby	BB / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A, Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	ContiMortgage Corporation ("Conti") and Delta Funding Corporation ("Delta").
Servicer:	Ocwen Loan Servicing, LLC.
Master Servicer:	LaSalle Bank National Association.
Securities Administrator:	LaSalle Bank National Association.
Trustee:	Citibank, N.A..
Mortgage Loan Sellers:	Ellington Acquisition Trust 2005-1 with regard to the Conti mortgage loans and Ocwen Mortgage Asset Trust I with regard to the Delta mortgage loans.
Custodian:	Wells Fargo Bank, National Association.
Risk Manager:	RMG, Risk Management Group
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $258,765,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $29,886,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-10 (together with the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates, the "Class M Certificates"), Class B-IO, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 5,618 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $291,565,862.
Expected Pricing Date:	On or about September [27], 2005.
Closing Date:	On or about September [30], 2005.
Cut-off Date:	The close of business on September 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2005.
Record Date:	For each class of offered certificates, the business day preceding the applicable distribution date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable distribution date.
Delay Days:	0 (zero) days on all Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof.
Optional Termination:	At its option, the Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.635% per annum, the "Master Servicer Fee" of 0.03% per annum and the "Risk Manager Fee" of 0.01%. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Interest Advances:	The Servicer is required to advance delinquent payments of interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: 25% CPR.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees, master servicing fees and risk management fees).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 1.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $1,457,829 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in October 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [22.50]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class B-IO Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[11.25]%	[22.50]%
M-1	[7.15]%	[14.30]%
M-2	[5.25]%	[10.50]%
M-3	[4.10]%	[8.20]%
M-4	[3.50]%	[7.00]%
M-5	[3.00]%	[6.00]%
M-6	[2.50]%	[5.00]%
M-7	[2.00]%	[4.00]%
M-8	[1.50]%	[3.00]%
M-9	[1.00]%	[2.00]%
M-10	[0.50]%	[1.00]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [50] % of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
October 2008 through September 2009	[1.75]%
October 2009 through September 2010	[2.25]%
October 2010 through September 2011	[2.75]%
October 2011 and thereafter	[2.90]%]

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by excess spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the amount of realized losses on the Mortgage Loans.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate, (ii) the Master Servicer Fee Rate and (iii) the Risk Manager Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class A Certificates and Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Servicer and any shortfalls resulting from the application of the Servicemembers Civil Relief Act, as amended.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount:	If, on any Distribution Date, the Pass-Through Rate for a class of Class A Certificates and Class M Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR or one year CMT and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR, one year CMT and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1 and Class A-2 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates;

(ix) from the remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates;

(x) from the remaining Interest Remittance Amount, to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such Certificates; and

(xi) from the remaining Interest Remittance Amount, to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1 and A-2 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from net monthly excess cashflow, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates and Class M Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Servicemebers Civil Relief Act, as amended, in each case, without interest accrued thereon;

(vi) to the holders of the Class B-IO, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 99.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,457,829.

Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	9.400	9.400	39	25-Dec-08	9.410	10.040	77	25-Feb-12	9.110	9.780
2	25-Nov-05	9.100	9.100	40	25-Jan-09	9.100	9.740	78	25-Mar-12	9.730	10.460
3	25-Dec-05	9.400	9.400	41	25-Feb-09	9.100	9.740	79	25-Apr-12	9.110	9.790
4	25-Jan-06	9.100	9.200	42	25-Mar-09	10.080	10.780	80	25-May-12	9.410	10.110
5	25-Feb-06	9.100	9.200	43	25-Apr-09	9.100	9.740	81	25-Jun-12	9.110	9.790
6	25-Mar-06	10.080	10.180	44	25-May-09	9.410	10.070	82	25-Jul-12	9.410	10.120
7	25-Apr-06	9.100	9.200	45	25-Jun-09	9.100	9.740	83	25-Aug-12	9.110	9.790
8	25-May-06	9.410	9.500	46	25-Jul-09	9.410	10.070	84	25-Sep-12	9.110	9.790
9	25-Jun-06	9.100	9.200	47	25-Aug-09	9.100	9.740	85	25-Oct-12	9.410	10.120
10	25-Jul-06	9.410	9.610	48	25-Sep-09	9.100	9.750	86	25-Nov-12	9.110	9.800
11	25-Aug-06	9.100	9.300	49	25-Oct-09	9.410	10.070	87	25-Dec-12	9.410	10.130
12	25-Sep-06	9.100	9.300	50	25-Nov-09	9.110	9.750	88	25-Jan-13	9.110	9.800
13	25-Oct-06	9.410	9.610	51	25-Dec-09	9.410	10.070				
14	25-Nov-06	9.100	9.300	52	25-Jan-10	9.110	9.750				
15	25-Dec-06	9.410	9.610	53	25-Feb-10	9.110	9.750				
16	25-Jan-07	9.100	9.400	54	25-Mar-10	10.080	10.800				
17	25-Feb-07	9.100	9.400	55	25-Apr-10	9.110	9.750				
18	25-Mar-07	10.080	10.410	56	25-May-10	9.410	10.080				
19	25-Apr-07	9.100	9.400	57	25-Jun-10	9.110	9.760				
20	25-May-07	9.410	9.710	58	25-Jul-10	9.410	10.080				
21	25-Jun-07	9.100	9.400	59	25-Aug-10	9.110	9.760				
22	25-Jul-07	9.410	9.820	60	25-Sep-10	9.110	9.760				
23	25-Aug-07	9.100	9.500	61	25-Oct-10	9.410	10.090				
24	25-Sep-07	9.100	9.500	62	25-Nov-10	9.110	9.760				
25	25-Oct-07	9.410	9.820	63	25-Dec-10	9.410	10.090				
26	25-Nov-07	9.100	9.500	64	25-Jan-11	9.110	9.760				
27	25-Dec-07	9.410	9.820	65	25-Feb-11	9.110	9.770				
28	25-Jan-08	9.100	9.600	66	25-Mar-11	10.080	10.810				
29	25-Feb-08	9.100	9.610	67	25-Apr-11	9.110	9.770				
30	25-Mar-08	9.730	10.270	68	25-May-11	9.410	10.100				
31	25-Apr-08	9.100	9.610	69	25-Jun-11	9.110	9.770				
32	25-May-08	9.410	9.930	70	25-Jul-11	9.410	10.100				
33	25-Jun-08	9.100	9.610	71	25-Aug-11	9.110	9.770				
34	25-Jul-08	9.410	10.030	72	25-Sep-11	9.110	9.780				
35	25-Aug-08	9.100	9.710	73	25-Oct-11	9.410	10.100				
36	25-Sep-08	9.100	9.710	74	25-Nov-11	9.110	9.780				
37	25-Oct-08	9.410	10.040	75	25-Dec-11	9.410	10.110				
38	25-Nov-08	9.100	9.710	76	25-Jan-12	9.110	9.780				

(1) Assumes 1-month LIBOR at 3.83%, 6-month LIBOR at 4.06%, 1 Yr Treasury at 3.89% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Oct-05	587	594	39	25-Dec-08	499	448	77	25-Feb-12	502	429
2	25-Nov-05	502	499	40	25-Jan-09	485	432	78	25-Mar-12	531	463
3	25-Dec-05	515	499	41	25-Feb-09	485	431	79	25-Apr-12	504	430
4	25-Jan-06	501	478	42	25-Mar-09	529	481	80	25-May-12	519	448
5	25-Feb-06	500	474	43	25-Apr-09	485	431	81	25-Jun-12	505	432
6	25-Mar-06	542	515	44	25-May-09	500	447	82	25-Jul-12	520	449
7	25-Apr-06	499	466	45	25-Jun-09	486	431	83	25-Aug-12	507	433
8	25-May-06	513	477	46	25-Jul-09	501	448	84	25-Sep-12	508	433
9	25-Jun-06	498	459	47	25-Aug-09	487	431	85	25-Oct-12	522	450
10	25-Jul-06	511	473	48	25-Sep-09	487	432	86	25-Nov-12	509	434
11	25-Aug-06	496	456	49	25-Oct-09	502	449	87	25-Dec-12	524	451
12	25-Sep-06	496	455	50	25-Nov-09	488	432	88	25-Jan-13	511	436
13	25-Oct-06	509	469	51	25-Dec-09	503	449				
14	25-Nov-06	494	452	52	25-Jan-10	488	433				
15	25-Dec-06	508	466	53	25-Feb-10	489	433				
16	25-Jan-07	492	449	54	25-Mar-10	533	482				
17	25-Feb-07	492	448	55	25-Apr-10	490	433				
18	25-Mar-07	534	494	56	25-May-10	505	449				
19	25-Apr-07	490	445	57	25-Jun-10	490	432				
20	25-May-07	504	460	58	25-Jul-10	505	448				
21	25-Jun-07	488	442	59	25-Aug-10	491	431				
22	25-Jul-07	502	457	60	25-Sep-10	492	430				
23	25-Aug-07	486	440	61	25-Oct-10	507	446				
24	25-Sep-07	485	439	62	25-Nov-10	493	429				
25	25-Oct-07	499	454	63	25-Dec-10	508	444				
26	25-Nov-07	483	436	64	25-Jan-11	494	428				
27	25-Dec-07	497	452	65	25-Feb-11	494	427				
28	25-Jan-08	482	435	66	25-Mar-11	538	477				
29	25-Feb-08	481	434	67	25-Apr-11	495	426				
30	25-Mar-08	511	467	68	25-May-11	510	443				
31	25-Apr-08	481	433	69	25-Jun-11	497	426				
32	25-May-08	495	449	70	25-Jul-11	512	443				
33	25-Jun-08	480	432	71	25-Aug-11	498	426				
34	25-Jul-08	495	448	72	25-Sep-11	499	426				
35	25-Aug-08	479	430	73	25-Oct-11	513	443				
36	25-Sep-08	479	429	74	25-Nov-11	500	427				
37	25-Oct-08	494	444	75	25-Dec-11	515	444				
38	25-Nov-08	483	432	76	25-Jan-12	501	428				

(1) Assumes 1-month LIBOR at 3.83%, 6-month LIBOR at 4.06%, 1 Yr Treasury at 3.89% and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate and adjustable rate Mortgage Loans secured by first and second liens on residential mortgage properties.
- As of the Cut-Off Date, approximately 10% of the mortgage loans will be 31-60 days delinquent and approximately 4% of the Mortgage Loans will be 61-90 days delinquent.
- As of the Cut-Off Date, approximately 9% of the Mortgage Loans will have been 1x30 days delinquent in the past 12 months, approximately 6% of the Mortgage Loans will have been 2x30 days delinquent in the past 12 months, approximately 18% of the Mortgage Loans will have been 3+x30 days delinquent in the past 12 months, based upon MBS style delinquency reporting.
- As of the Cut-Off Date, approximately 8% of the Mortgage Loans will have been 1x60 days delinquent in the past 12 months, approximately 4% of the Mortgage Loans will have been 2x60 days delinquent in the past 12 months, approximately 5% of the Mortgage Loans will have been 3+x60 days delinquent in the past 12 months based upon MBS style delinquency reporting.
- As of the Cut-Off Date, approximately 5% of the Mortgage Loans will have been 1x90 days delinquent in the past 12 months, approximately 2% of the Mortgage Loans will have been 2x90 days delinquent in the past 12 months, approximately 4% of the Mortgage Loans will have been 3+x90 days delinquent in the past 12 months based upon MBS style delinquency reporting.
- As of the Cut-Off Date, approximately 7% of the borrowers on the underlying Mortgage Loans are in bankruptcy.
- The Mortgage Loans have been acquired by the Mortgage Loan Sellers from clean-up calls on four separate securitizations. These securitizations are ContiMortgage Home Equity Loan Trust, 1998-2, ContiMortgage Home Equity Loan Trust, 1998-3, Delta Funding Home Equity Loan Trust, 1997-4 and Delta Funding Home Equity Loan Trust, 1998-3.
- Certain of the Mortgage Loans ("High Cost Loans") may be subject to special rules, disclosure requirements and other provisions that were added to the federal Truth-in-Lending Act by the Home Ownership and Equity Protection Act of 1994 (the "Homeownership Act"), if such Mortgage Loans were originated on or after October 1, 1995, are not Mortgage Loans made to finance the purchase of the mortgage property and have interest rates or origination costs in excess of certain prescribed levels.
- With respect to some of the Mortgage Loans, the related loan file does not contain all of the documentation relating to the Mortgage Loan (including loan modifications). Failure to obtain these missing documents with respect to a Mortgage Loan could affect the ability of the Servicer to enforce the related Mortgage Loan or modification and could increase any realized loss on a mortgage loan.

DESCRIPTION OF THE COLLATERAL

MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$291,565,862		
Number of Loans	5,618		
Average Current Loan Balance	$51,898.52	$23.02	$359921.45
(1) Current Loan-to-Value Ratio	67.84%	0.01%	99.92%
(1) Mortgage Rate	10.077%	6.000%	16.990%
(1) Net Mortgage Rate	9.402%	4.485%	12.695%
(1) (3) Note Margin	4.9168%	3.950%	10.900%
(1) (3) Maximum Mortgage Rate	16.666%	12.750%	22.650%
(1) (3) Minimum Mortgage Rate	9.922%	3.950%	15.650%
(1) Original Term to Stated Maturity (months)	349	120	360
(1) Age (months)	88	31	101
(1) Remaining Term to Stated Maturity (months)	198	3	347
(1) (2) Credit Score	609	0	844

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 98.77% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	1/1CMT	0.01
	6MLIBOR	9.9
	BALLOON	19.33
	FIXED	70.77
Lien	First	96.7
	Second	3.3
Property Type	2-4 Family	9.22
	Condominium	0.70
	Manufactured Home	1.18
	Mixed Use	0.98
	Single Family	85.92
	Townhouse	2.00
Geographic Distribution	New York	14.13
	Ohio	9.14
	North Carolina	8.42
	Pennsylvania	7.61
	Michigan	6.20
Number of States (including DC)		47

Credit Score Distribution of Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
0 - 19	84	3,878,488.59	1.33	46,172.48	65.9557
380 - 399	2	125,007.99	0.04	62,504.00	68.6108
420 - 439	5	253,044.63	0.09	50,608.93	76.7004
440 - 459	46	2,720,374.04	0.93	59,138.57	70.5636
460 - 479	105	5,341,333.26	1.83	50,869.84	69.6583
480 - 499	180	9,558,879.83	3.28	53,104.89	71.7019
500 - 519	358	19,111,512.51	6.55	53,384.11	70.5871
520 - 539	385	21,833,930.23	7.49	56,711.51	70.822
540 - 559	464	24,402,548.58	8.37	52,591.70	69.9331
560 - 579	486	26,196,131.09	8.98	53,901.50	69.7693
580 - 599	508	27,878,006.19	9.56	54,877.96	69.0679
600 - 619	497	25,546,478.68	8.76	51,401.37	69.6296
620 - 639	527	26,946,253.60	9.24	51,131.41	68.2462
640 - 659	463	24,386,402.34	8.36	52,670.42	67.1866
660 - 679	387	20,332,152.86	6.97	52,537.86	66.0744
680 - 699	321	17,032,067.98	5.84	53,059.40	65.9228
700 - 719	181	8,417,796.94	2.89	46,507.17	64.2686
720 - 739	191	8,649,960.89	2.97	45,287.75	59.7317
740 - 759	133	6,186,238.42	2.12	46,513.07	57.9618
760 - 779	102	4,747,736.20	1.63	46,546.43	60.9317
780 - 799	96	4,371,575.98	1.5	45,537.25	60.2529
800 - 819	70	2,525,565.91	0.87	36,079.51	57.0913
820 - 839	23	1,012,573.92	0.35	44,024.95	50.2118
840 - 859	4	111,801.41	0.04	27,950.35	47.4842
TOTAL	5,618	291,565,862.07	100	51,898.52	67.8405

Original Mortgage Loan Principal Balances of Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0 - 10,000	16	79,763.31	0.03	4,985.21	629	12.41
10,001 - 20,000	261	3,118,377.68	1.07	11,947.81	609	31.31
20,001 - 30,000	731	14,939,434.22	5.12	20,436.98	617	51.06
30,001 - 40,000	873	24,962,001.44	8.56	28,593.36	612	59.15
40,001 - 50,000	801	30,624,035.47	10.5	38,232.25	613	64.50
50,001 - 60,000	799	38,173,702.20	13.09	47,776.85	613	68.64
60,001 - 70,000	598	33,926,196.94	11.64	56,732.77	607	70.50
70,001 - 80,000	417	28,040,751.08	9.62	67,244.01	600	71.73
80,001 - 90,000	273	20,725,487.42	7.11	75,917.54	612	71.24
90,001 - 100,000	207	17,601,814.53	6.04	85,032.92	609	71.48
100,001 - 200,000	601	70,338,915.76	24.12	117,036.47	606	71.91
200,001 - 300,000	36	7,384,856.44	2.53	205,134.90	625	71.26
300,001 - 400,000	5	1,650,525.58	0.57	330,105.12	598	75.30
TOTAL	5,618	291,565,862.07	100	51,898.52	609	67.84

Current Mortgage Loan Principal Balances of Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0 - 10,000	161	1123297.47	0.39	6977.00	649	14.77
10,001 - 20,000	553	8687963.30	2.98	15710.60	621	35.57
20,001 - 30,000	871	21748989.97	7.46	24970.14	622	52.72
30,001 - 40,000	872	30501961.01	10.46	34979.31	618	61.06
40,001 - 50,000	794	35682688.35	12.24	44940.41	607	67.25
50,001 - 60,000	661	36192404.26	12.41	54754.02	614	71.11
60,001 - 70,000	482	31225000.24	10.71	64782.16	603	72.32
70,001 - 80,000	330	24560378.08	8.42	74425.39	601	72.36
80,001 - 90,000	247	20995076.44	7.20	85000.31	606	72.64
90,001 - 100,000	179	16951798.80	5.81	94702.79	604	72.40
100,001 - 200,000	438	56657738.25	19.43	129355.57	606	73.28
200,001 - 300,000	25	5588040.32	1.92	223521.61	615	73.06
300,001 - 400,000	5	1650525.58	0.57	330105.12	598	75.30
TOTAL	5,618	291565862.07	100.00	51898.52	609	67.84

Mortgage Rates of Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
6.00000 - 6.49999	6	332,510.97	0.11	55,418.50	617	72.28
6.50000 - 6.99999	5	256,620.87	0.09	51,324.17	647	62.24
7.00000 - 7.49999	15	919,673.94	0.32	61,311.60	661	59.11
7.50000 - 7.99999	141	8,721,156.96	2.99	61,852.18	656	60.74
8.00000 - 8.49999	243	14,817,913.99	5.08	60,979.07	633	64.78
8.50000 - 8.99999	714	43,127,699.21	14.79	60,402.94	620	67.45
9.00000 - 9.49999	510	27,892,448.06	9.57	54,691.07	614	68.76
9.50000 - 9.99999	1,075	63,249,865.42	21.69	58,837.08	606	69.79
10.00000 - 10.49999	634	31,842,620.91	10.92	50,224.95	611	69.86
10.50000 - 10.99999	795	40,763,901.83	13.98	51,275.35	600	69.89
11.00000 - 11.49999	400	18,471,728.45	6.34	46,179.32	593	68.16
11.50000 - 11.99999	426	19,641,018.10	6.74	46,105.68	598	67.43
12.00000 - 12.49999	177	6,651,808.55	2.28	37,580.84	599	64.32
12.50000 - 12.99999	202	7,002,722.49	2.4	34,666.94	594	61.47
13.00000 - 13.49999	82	2,427,662.24	0.83	29,605.64	600	55.91
13.50000 - 13.99999	85	2,492,676.30	0.85	29,325.60	596	57.44
14.00000 - 14.49999	49	1,264,780.71	0.43	25,811.85	589	54.77
14.50000 - 14.99999	30	788,116.34	0.27	26,270.54	606	52.24
15.00000 - 15.49999	7	186,526.99	0.06	26,646.71	595	60.72
15.50000 - 15.99999	9	328,686.86	0.11	36,520.76	586	61.50
16.00000 - 16.49999	8	132,614.57	0.05	16,576.82	570	45.32
16.50000 - 16.99999	5	253,108.31	0.09	50,621.66	485	51.32
TOTAL	5,618	291,565,862.07	100	51,898.52	609	67.84

Net Mortgage Rates of Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000 - 5.4999	6	332,510.97	0.11	55,418.50	617	72.28
5.5000 - 5.9999	2	139,767.59	0.05	69,883.80	646	65.38
6.0000 - 6.4999	4	137,383.65	0.05	34,345.91	661	52.36
6.5000 - 6.9999	43	2,802,208.45	0.96	65,167.64	671	61.39
7.0000 - 7.4999	178	10,584,409.97	3.63	59,462.98	641	62.07
7.5000 - 7.9999	414	25,182,413.84	8.64	60,827.09	629	66.22
8.0000 - 8.4999	633	36,607,352.58	12.56	57,831.52	618	67.62
8.5000 - 8.9999	693	39,519,827.55	13.55	57,027.17	608	69.35
9.0000 - 9.4999	965	55,795,222.32	19.14	57,818.88	607	70.15
9.5000 - 9.9999	715	36,577,191.90	12.55	51,156.91	607	70.19
10.0000 - 10.4999	638	30,884,497.95	10.59	48,408.30	599	68.78
10.5000 - 10.9999	400	19,113,014.20	6.56	47,782.54	596	68.02
11.0000 - 11.4999	342	14,974,401.45	5.14	43,784.80	602	66.64
11.5000 - 11.9999	195	7,158,343.52	2.46	36,709.45	593	61.81
12.0000 - 12.4999	161	5,231,997.60	1.79	32,496.88	594	61.04
12.5000 - 12.9999	70	2,102,308.18	0.72	30,032.97	599	55.74
13.0000 - 13.4999	74	2,106,292.94	0.72	28,463.42	588	56.13
13.5000 - 13.9999	46	1,213,692.18	0.42	26,384.61	610	52.83
14.0000 - 14.4999	15	343,725.16	0.12	22,915.01	580	59.09
14.5000 - 14.9999	7	211,654.78	0.07	30,236.40	607	62.30
15.0000 - 15.4999	7	197,493.58	0.07	28,213.37	567	56.14
15.5000 - 15.9999	5	97,043.40	0.03	19,408.68	567	46.39
16.0000 - 16.4999	5	253,108.31	0.09	50,621.66	485	51.32
TOTAL	5,618	291,565,862.07	100	51,898.52	609	67.84

Current Loan-to-Value Ratios of Mortgage Loans [1][2]

Range of Current Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
First Lien	5,271	281,935,466.10	96.7	53,488.04	609
0.01 - 5.00	10	44,092.46	0.02	4,409.25	634
5.01 - 10.00	32	308,849.29	0.11	9,651.54	678
10.01 - 15.00	49	720,054.52	0.25	14,694.99	656
15.01 - 20.00	94	1,866,981.43	0.64	19,861.50	652
20.01 - 25.00	89	1,947,948.94	0.67	21,887.07	650
25.01 - 30.00	116	3,175,277.77	1.09	27,373.08	654
30.01 - 35.00	120	3,142,050.37	1.08	26,183.75	652
35.01 - 40.00	133	4,583,066.27	1.57	34,459.14	642
40.01 - 45.00	154	5,692,592.53	1.95	36,964.89	635
45.01 - 50.00	264	10,617,945.23	3.64	40,219.49	638
50.01 - 55.00	344	13,546,797.27	4.65	39,380.22	636
55.01 - 60.00	366	16,739,452.33	5.74	45,736.21	617
60.01 - 65.00	471	23,382,559.15	8.02	49,644.50	616
65.01 - 70.00	522	28,536,235.47	9.79	54,667.12	604
70.01 - 75.00	806	51,138,739.98	17.54	63,447.57	611
75.01 - 80.00	827	54,979,267.06	18.86	66,480.37	600
80.01 - 85.00	597	41,190,348.58	14.13	68,995.56	592
85.01 - 90.00	261	19,194,982.81	6.58	73,544.00	587
90.01 - 95.00	12	863,775.20	0.3	71,981.27	571
95.01 - 100.00	4	264,449.44	0.09	66,112.36	624
Second Lien	347	9,630,395.97	3.3	27,753.30	619
0.01 - 5.00	7	18,315.14	0.01	2,616.45	672
5.01 - 10.00	37	384,816.51	0.13	10,400.45	630
10.01 - 15.00	93	1,341,568.90	0.46	14,425.47	616
15.01 - 20.00	70	1,440,444.11	0.49	20,577.77	620
20.01 - 25.00	37	896,437.69	0.31	24,228.05	614
25.01 - 30.00	17	410,854.24	0.14	24,167.90	619
30.01 - 35.00	15	662,979.15	0.23	44,198.61	644
35.01 - 40.00	12	401,196.48	0.14	33,433.04	661
40.01 - 45.00	7	371,171.19	0.13	53,024.46	652
45.01 - 50.00	4	185,720.33	0.06	46,430.08	581
50.01 - 55.00	7	265,378.50	0.09	37,911.21	643
55.01 - 60.00	6	408,825.83	0.14	68,137.64	600
60.01 - 65.00	6	480,246.18	0.16	80,041.03	576
65.01 - 70.00	8	637,610.29	0.22	79,701.29	618
70.01 - 75.00	6	608,171.45	0.21	101,361.91	611
75.01 - 80.00	5	319,807.44	0.11	63,961.49	613
80.01 - 85.00	8	596,673.11	0.2	74,584.14	594
85.01 - 90.00	2	200,179.43	0.07	100,089.72	646
TOTAL	5,618	291,565,862.07	100	51,898.52	609

[1] Reflects loan to value for first liens and combined loan to value for second liens.
[2] Based upon current loan amounts to original appraised value.

Original Combined Loan-to-Value Ratios of Mortgage Loans [1][2]

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
First Lien	5,271	281,935,466.10	96.7	53,488.04	609
0.01 - 5.00	10	44,092.46	0.02	4,409.25	634
5.01 - 10.00	32	308,849.29	0.11	9,651.54	678
10.01 - 15.00	49	720,054.52	0.25	14,694.99	656
15.01 - 20.00	94	1,866,981.43	0.64	19,861.50	652
20.01 - 25.00	89	1,947,948.94	0.67	21,887.07	650
25.01 - 30.00	116	3,175,277.77	1.09	27,373.08	654
30.01 - 35.00	120	3,142,050.37	1.08	26,183.75	652
35.01 - 40.00	133	4,583,066.27	1.57	34,459.14	642
40.01 - 45.00	154	5,692,592.53	1.95	36,964.89	635
45.01 - 50.00	264	10,617,945.23	3.64	40,219.49	638
50.01 - 55.00	344	13,546,797.27	4.65	39,380.22	636
55.01 - 60.00	366	16,739,452.33	5.74	45,736.21	617
60.01 - 65.00	471	23,382,559.15	8.02	49,644.50	616
65.01 - 70.00	522	28,536,235.47	9.79	54,667.12	604
70.01 - 75.00	806	51,138,739.98	17.54	63,447.57	611
75.01 - 80.00	827	54,979,267.06	18.86	66,480.37	600
80.01 - 85.00	597	41,190,348.58	14.13	68,995.56	592
85.01 - 90.00	261	19,194,982.81	6.58	73,544.00	587
90.01 - 95.00	12	863,775.20	0.3	71,981.27	571
95.01 - 100.00	4	264,449.44	0.09	66,112.36	624
Second Lien	347	9,630,395.97	3.3	27,753.30	619
0.01 - 5.00	7	18,315.14	0.01	2,616.45	672
5.01 - 10.00	37	384,816.51	0.13	10,400.45	630
10.01 - 15.00	93	1,341,568.90	0.46	14,425.47	616
15.01 - 20.00	70	1,440,444.11	0.49	20,577.77	620
20.01 - 25.00	37	896,437.69	0.31	24,228.05	614
25.01 - 30.00	17	410,854.24	0.14	24,167.90	619
30.01 - 35.00	15	662,979.15	0.23	44,198.61	644
35.01 - 40.00	12	401,196.48	0.14	33,433.04	661
40.01 - 45.00	7	371,171.19	0.13	53,024.46	652
45.01 - 50.00	4	185,720.33	0.06	46,430.08	581
50.01 - 55.00	7	265,378.50	0.09	37,911.21	643
55.01 - 60.00	6	408,825.83	0.14	68,137.64	600
60.01 - 65.00	6	480,246.18	0.16	80,041.03	576
65.01 - 70.00	8	637,610.29	0.22	79,701.29	618
70.01 - 75.00	6	608,171.45	0.21	101,361.91	611
75.01 - 80.00	5	319,807.44	0.11	63,961.49	613
80.01 - 85.00	8	596,673.11	0.2	74,584.14	594
85.01 - 90.00	2	200,179.43	0.07	100,089.72	646
TOTAL	5,618	291,565,862.07	100	51,898.52	609

[1] Reflects combined loan value for first and second liens.
[2] Based upon current loan amounts to original appraised value.

Geographic Distribution of Mortgaged Properties of Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
New York	608	41,193,197.84	14.13	67,751.97	631	60.76
Ohio	512	26,642,344.91	9.14	52,035.83	603	70.87
North Carolina	450	24,542,782.71	8.42	54,539.52	595	70.74
Pennsylvania	481	22,185,294.91	7.61	46,123.27	593	69.44
Michigan	419	18,071,856.97	6.20	43,130.92	592	69.03
Florida	327	15,230,995.48	5.22	46,577.97	606	68.09
Other	2821	143,699,389.25	49.25	54,415.43	612	68.39
TOTAL:	5,618	291565862.07	100.00	51898.52	609	67.84

Mortgaged Property Types of Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
2-4 Family	427	26,873,834.80	9.22	62,936.38	630	60.72
Condominium	40	2,029,601.81	0.70	50,740.05	638	68.46
Manufactured Home	78	3,449,125.88	1.18	44,219.56	616	66.90
Mixed Use	30	2,864,508.49	0.98	95,483.62	637	54.78
Single Family	4,899	250,523,951.45	85.92	51,137.77	606	68.81
Townhouse	144	5,824,839.64	2.00	40,450.28	616	65.61
TOTAL	5,618	291,565,862.07	100.00	51,898.52	609	67.84

Stated Remaining Term of Mortgage Loans

Stated Remaining Term	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0 - 179	3,082	127,896,340.03	43.87	41,497.84	612	61.80
180 - 239	79	4,518,567.40	1.55	57,197.06	610	70.94
240 - 299	2,451	158,722,303.65	54.44	64,758.18	607	72.58
300 - 359	6	428,650.99	0.15	71,441.83	584	84.22
TOTAL	5,618	291,565,862.07	100.00	51,898.52	609	67.84

Age of Mortgage Loans

Age	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
30 - 59	1	38,670.69	0.01	38,670.69	562	44.97
60 - 89	4,560	237,557,107.61	81.48	52,095.86	609	68.54
90 - 119	1,057	53,970,083.77	18.51	51,059.68	612	64.78
TOTAL	5,618	291,565,862.07	100	51,898.52	609	67.84

ABS Delinquency Status of Mortgage Loans

ABS Delinquency Status	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
CURRENT	4,897	251,435,022.94	86.24	51,344.71	618	67.26
31-60 DAYS DQ	510	28,179,986.95	9.67	55,254.88	559	71.27
61-90 DAYS DQ	211	11,950,852.18	4.10	56,639.11	541	71.99
TOTAL	5,618	291,565,862.07	100.00	51,898.52	609	67.84

Delinquency History of Mortgage Loans

Delinquency History	Number of Mortgage Loans	Principal Balance	Percentage of Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0 x 30	2,385	114,905,774.49	39.41	48,178.52	646	65.64
1 x 30	517	26,799,466.06	9.19	51,836.49	613	68.02
2 x 30	350	17,915,155.78	6.14	51,186.16	600	68.53
3+ x 30	920	51,854,540.81	17.78	56,363.63	607	68.92
1 x 60	416	22,413,636.69	7.69	53,878.93	575	70.48
2 x 60	194	10,724,786.78	3.68	55,282.41	563	69.65
3+ x 60	246	14,330,969.16	4.92	58,255.97	560	71.15
1 x 90	283	15,171,203.93	5.20	53,608.49	551	68.89
2 x 90	112	5,957,196.77	2.04	53,189.26	540	70.87
3+ x 90	195	11,493,131.60	3.94	58,939.14	549	69.60
TOTAL	5,618	291,565,862.07	100.00	51,898.52	609	67.84

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

MBS Structuring

Thomas Durkin — Tel: (212) 272-5451
Vice-President — tdurkin@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Associate Director — ecalabrese@bear.com

David Rush — Tel: (212) 272-1230
Analyst — drush@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Linda Kwok – S&P — Tel: (212) 438-2610
linda_kwok@sandp.com

Tiffany Yamaoka – Fitch — Tel: (212) 908-0656
Tiffany.Yamaoka@fitchratings.com